LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE OF COUNSEL: STUART REED, ESQUIRE LAZARUS ROTHSTEIN, ESQUIRE	WWW.LEGALANDCOMPLIANCE.COM WWW.SECURITIES-LAW-BLOG.COM

DIRECT E-MAIL:
LANTHONY@LEGALANDCOMPLIANCE.COM

July 30, 2013

VIA ELECTRONIC EDGAR FILING

William H. Thompson, Accounting Branch Cheif
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Aegea, Inc.
Form 8-K
Filed July 24, 2013
File No. 0-53377

Dear Mr. Thompson:

We have electronically filed herewith on behalf of Aegea, Inc. (the “Registrant”) Amendment No. 1 to the above-referenced Form 8-K.  This Amendment No. 1 is marked with &ltR> tags to show changes made from the previous filings.  In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Keith Duffy dated July 29, 2013.  We trust you shall deem this Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1. Please correct the commission file number on the cover page. Our records show that your commission file number is 0-53377.

Response 1:  The correction has been made.

Item 4.01 Changes in Registrant’s Certifying Accountant

Comment 2. Please revise your disclosure in the first paragraph to state whether the engagement of Salberg was recommended or approved by the Board of Directors. Please refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

Response 2:  Amendment No. 1 has been updated to include the requested information.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Securities and Exchange Commission
July 30, 2013

Comment 3. We note that the report of B F Borgers dated March 22, 2013 did not refer to or include an opinion on your statements of operations and cash flows for the period from November 29, 2007 (inception) to December 31, 2012. The auditor’s association with amounts from inception included in your annual financial statements is required as long as you are in the development stage. As such, please have B F Borgers audit and render an opinion on the statements of operations and cash flows for the period from November 29, 2007 (inception) to December 31, 2012, and file an amendment to your annual report on Form 10-K for the year ended December 31, 2012 filed March 22, 2013 to include a revised audit report that refers to and includes an opinion on the statements of operations and cash flows for the period from November 29, 2007 (inception) to December 31, 2012. Alternatively, if it is impracticable to obtain an audit of the amounts from inception you may request a waiver of the audit requirement from the Division’s Office of the Chief Accountant. If the Office of the Chief Accountant waives the audit requirement, please amend your annual report on Form 10-K to label the amounts from inception as “unaudited.”

Response 3.  An amended Form 10-K, for the year ended December 31, 2012 has been filed today containing an updated report of B F Borgers.

Sincerely yours,

Laura E. Anthony, For the Firm

Statement by Company

Aegea, Inc. acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Aegea, Inc.

/s/ Keith Duffy
By:  Keith Duffy, CEO

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832